新世界發展有限公司
New World Development Company Limited

03 APR -8 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

March 28, 2003

03007917

SUPPL

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated March 26, 2003 in connection with the disposal of 50.07% interest in Wide Ocean Investments Limited in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

dlw 4/14

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
Disposal of 50.07% interest in Wide Ocean Investments Limited

The Directors are pleased to announce that a sale and purchase agreement has been entered into today among (i) Wealthy Century as vendor and (ii) the Company as vendor's guarantor and (iii) Yass Pacific as purchaser and (iv) Mr. Ko as purchaser's guarantor in respect of the sale by Wealthy Century to Yass Pacific of all its 5,007 shares, representing 50.07% of the issued share capital of Wide Ocean together with the Shareholder's Loan, for an aggregate consideration of HK$244,187,308 plus the Additional Amounts.

Wide Ocean, a subsidiary of the Company, is owned as to 50.07% by Wealthy Century and 49.93% by Yass Pacific. Therefore, Yass Pacific is a substantial shareholder of a subsidiary of the Company. Accordingly, the Sale and Purchase Agreement constitutes a connected transaction under Rule 14.23(1) of the Listing Rules. As the consideration for the Disposal represents less than 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts for the year ended 30th June, 2002, shareholders' approval of the Disposal is not required.

This announcement is made by the Company in accordance with Rule 14.25(1) of the Listing Rules. Details of the Disposal will also be included in the next published annual report and accounts of the Company.

THE SALE AND PURCHASE AGREEMENT

Date : 26 March, 2003

Parties :	Vendor	:	Wealthy Century
	Purchaser	:	Yass Pacific
	Vendor's Guarantor	:	the Company
	Purchaser's Guarantor	:	Mr. Ko

ASSETS TO BE DISPOSED

1. The Disposal Shares, being the remaining 50.07% in the issued share capital in Wide Ocean not already owned by Yass Pacific; and
2. The Shareholder's Loan in the amount of HK$10,418,179.

CONSIDERATION

The aggregate consideration payable by Yass Pacific to Wealthy Century under the Sale and Purchase Agreement amounts to HK$244,187,308 plus the Additional Amounts.

The aggregate consideration for the Disposal was determined based on comparable investment on industrial projects of similar nature. The principal amount of consideration represents a premium of 31% of Wealthy Century's share of the net tangible assets of Wide Ocean as at 31 December 2002.

The terms and conditions of the Sale and Purchase Agreement have been negotiated and agreed on an arm's length basis and are on normal commercial terms. The Directors (including the independent non-executive Directors) consider the terms of the Disposal to be fair and reasonable and are in the interests of the Company and its shareholders taken as a whole.

PAYMENT TERMS

The aggregate consideration for the Disposal Shares and the Shareholder's Loan will be satisfied by 17 instalments each comprising principal amount of the consideration (the aggregate of such principal amount equals to HK$244,187,308) and the Additional Amount payable by Yass Pacific to Wealthy Century in the following manner:-

(1) on 16 September, 2002, HK$21,700,000 has already been paid in cash by the Purchaser to the Vendor;

(2) on 15 October, 2002, HK$18,300,000 has already been paid in cash by the Purchaser to the Vendor;

(3) on 15 April, 2003, HK$40,000,000 will be payable by the Purchaser in cash to the Vendor;

(4) the balance of consideration will be payable at six-month intervals by 14 instalments in cash (each instalment comprising principal and Additional Amount) commencing from 15 October, 2003 to 15 April, 2010 ("Payment Date").

ADDITIONAL AMOUNT

If an instalment is paid before the relevant Payment Date, the Additional Amount is charged based on prime rate accruing on daily basis on the outstanding principal amount of the consideration. If an instalment is paid on the relevant Payment Date, the Additional Amount is charged based on prime rate plus 1% per annum accruing on daily basis on the outstanding principal amount of the consideration. If an instalment is paid after the relevant Payment Date, the Additional Amount is charged based on prime rate plus 3% per annum accruing on daily basis on the outstanding principal amount of the consideration.

SECURITY

The obligation of payment of consideration by Yass Pacific is secured by the Share Charge to be executed immediately after Completion. The Vendor shall be entitled to enforce the Share Charge upon the occurrence of, among other things, default in payment under the Sale and Purchase Agreement.

GUARANTEE

The performance of the obligations of Wealthy Century under the Sale and Purchase Agreement is guaranteed by the Company, and the performance of the obligations of Yass Pacific under the Sale and Purchase Agreement is guaranteed by Mr. Ko and secured by the Share Charge.

COMPLETION

Pursuant to the Sale and Purchase Agreement, Completion is expected to take place on or about 24 April, 2003.

INFORMATION ON WIDE OCEAN

Wide Ocean, a company incorporated in the British Virgin Islands on 16 November, 2000, is an investment holding company. Wide Ocean's subsidiaries are principally engaged in import, export, production, sales and distribution of stone, marble and granites. As at today's date, the total issued share capital of Wide Ocean comprises 10,000 shares of US$1.00 each of which 50.07% is owned by Wealthy Century and 49.93% is owned by Yass Pacific.

According to Wide Ocean's unaudited consolidated management accounts for the year ended 31 December, 2002, the unaudited consolidated net profits before and after taxation of Wide Ocean were HK$7,583,687 and HK$6,001,666 respectively and that its unaudited consolidated net tangible assets as at 31 December, 2002 were HK$372,166,673.

REASONS FOR THE DISPOSAL

The Group is principally engaged in property development, property investments, hotel and infrastructure investments and telecommunications business, primarily in Hong Kong and the PRC. In view of keen competition in the building materials industry and that the selling prices of marbles and granites have been continuously under pressure, the Directors consider that the Disposal represents a good opportunity to realise its investment in Wide Ocean. The Group plans to apply the proceeds of the Disposal for use in the general working capital of the Group.

GENERAL

Wealthy Century, an indirect wholly-owned subsidiary of the Company, is an investment holding company and its sole assets are the Shareholder's Loan and its 50.07% interest in the issued share capital of Wide Ocean.

Wide Ocean is owned as to 50.07% by Wealth Century and 49.93% by Yass Pacific. Mr. Ko is the sole beneficial owner of Yass Pacific. Apart from the foregoing, Mr. Ko and Yass Pacific are independent of and not connected with the directors, chief executive or substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules).

Since Wealthy Century is an indirect wholly-owned subsidiary of the Company and Wide Ocean is a non wholly-owned subsidiary of Wealthy Century, Yass Pacific is a connected person of the Company by virtue of its being a substantial shareholder of Wide Ocean. Accordingly, the Sale and Purchase Agreement constitutes a connected transaction under Rule 14.23(1) of the Listing Rules. As the consideration for the Disposal represents less than 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts for the year ended 30 June, 2002, shareholders' approval of the Disposal is not required. Details of Disposal will be included in the next published annual report and accounts of the Company.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Additional Amount(s)"	the additional amount to be paid by Yass Pacific as provided for in the Sale and Purchase Agreement, details of which are shown under the paragraph headed "Additional Amount" of this announcement
"Company"	New World Development Company Limited, a company incorporated in Hong Kong, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Completion"	completion of the Disposal
"Directors"	the directors of the Company
"Disposal"	the disposal of 50.07% of the issued shares in Wide Ocean and the disposal of the Shareholder's Loan by Wealthy Century as contemplated under the Sale and Purchase Agreement
"Disposal Shares"	5,007 shares of US$1.00 each representing 50.07% of the issued share capital of Wide Ocean, currently held by Wealthy Century
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Ko"	Mr. Ko Chung Lun, a director of Wide Ocean and the sole beneficial owner of Yass Pacific
"PRC"	The People's Republic of China
"Sale and Purchase Agreement"	agreement dated 26 March, 2003 entered into between (i) Wealthy Century, (ii) the Company, (iii) Yass Pacific, (iv) Mr. Ko in relation to the disposal of 50.07% issued shares in Wide Ocean
"Share Charge"	the share charge deed over 5,007 issued shares in Wide Ocean beneficially owned by Yass Pacific as a result of the Completion representing 50.07% of the issued share capital of Wide Ocean to be executed immediately after Completion by Yass Pacific and Wide Ocean in favour of Wealthy Century
Shareholder's Loan"	the aggregate principal and interest amount of the loans advanced by Wealthy Century in the amount of HK$10,418,179 to Wide Ocean and/or its subsidiaries as at 15 September, 2002
"Wealthy Century"	Wealthy Century Group Limited, a company incorporated in the British Virgin Islands, is an indirect wholly-owned subsidiary of the Company and the vendor in the Sale and Purchase Agreement
"Wide Ocean"	Wide Ocean Investments Limited, a company incorporated in the British Virgin Islands, is 50.07% owned by Wealthy Century
"Yass Pacific"	Yass Pacific Corporation, a company incorporated in the British Virgin Islands, is the purchaser in the Sale and Purchase Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the People's Republic of China
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the board
New World Development Company Limited
Leung Chi-kin, Stewart

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION
Disposal of 50.07% interest in Wide Ocean Investments Limited

The Directors are pleased to announce that a sale and purchase agreement has been entered into today among (i) Wealthy Century as vendor and (ii) the Company as vendor's guarantor and (iii) Yass Pacific as purchaser and (iv) Mr. Ko as purchaser's guarantor in respect of the sale by Wealthy Century to Yass Pacific of all its 5,007 shares, representing 50.07% of the issued share capital of Wide Ocean together with the Shareholder's Loan, for an aggregate consideration of HK$244,187,308 plus the Additional Amounts.

Wide Ocean, a subsidiary of the Company, is owned as to 50.07% by Wealthy Century and 49.93% by Yass Pacific. Therefore, Yass Pacific is a substantial shareholder of a subsidiary of the Company. Accordingly, the Sale and Purchase Agreement constitutes a connected transaction under Rule 14.23(1) of the Listing Rules. As the consideration for the Disposal represents less than 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts for the year ended 30th June, 2002, shareholders' approval of the Disposal is not required.

This announcement is made by the Company in accordance with Rule 14.25(1) of the Listing Rules. Details of the Disposal will also be included in the next published annual report and accounts of the Company.

THE SALE AND PURCHASE AGREEMENT

Date : 26 March, 2003

Parties		
Vendor	:	Wealthy Century
Purchaser	:	Yass Pacific
Vendor's Guarantor	:	the Company
Purchaser's Guarantor	:	Mr. Ko

ASSETS TO BE DISPOSED

1. The Disposal Shares, being the remaining 50.07% in the issued share capital in Wide Ocean not already owned by Yass Pacific; and
2. The Shareholder's Loan in the amount of HK$10,418,179.

CONSIDERATION

The aggregate consideration payable by Yass Pacific to Wealthy Century under the Sale and Purchase Agreement amounts to HK$244,187,308 plus the Additional Amounts.

The aggregate consideration for the Disposal was determined based on comparable investment on industrial projects of similar nature. The principal amount of consideration represents a premium of 31% of Wealthy Century's share of the net tangible assets of Wide Ocean as at 31 December 2002.

The terms and conditions of the Sale and Purchase Agreement have been negotiated and agreed on an arm's length basis and are on normal commercial terms. The Directors (including the independent non-executive Directors) consider the terms of the Disposal to be fair and reasonable and are in the interests of the Company and its shareholders taken as a whole.

PAYMENT TERMS

The aggregate consideration for the Disposal Shares and the Shareholder's Loan will be satisfied by 17 instalments each comprising principal amount of the consideration (the aggregate of such principal amount equals to HK$244,187,308) and the Additional Amount payable by Yass Pacific to Wealthy Century in the following manner:-

(1) on 16 September, 2002, HK$21,700,000 has already been paid in cash by the Purchaser to the Vendor;

(2) on 15 October, 2002, HK$18,300,000 has already been paid in cash by the Purchaser to the Vendor;

(3) on 15 April, 2003, HK$40,000,000 will be payable by the Purchaser in cash to the Vendor;

(4) the balance of consideration will be payable at six-month intervals by 14 instalments in cash (each instalment comprising principal and Additional Amount) commencing from 15 October, 2003 to 15 April, 2010 ("Payment Date").

ADDITIONAL AMOUNT

If an instalment is paid before the relevant Payment Date, the Additional Amount is charged based on prime rate accruing on daily basis on the outstanding principal amount of the consideration. If an instalment is paid on the relevant Payment Date, the Additional Amount is charged based on prime rate plus 1% per annum accruing on daily basis on the outstanding principal amount of the consideration. If an instalment is paid after the relevant Payment Date, the Additional Amount is charged based on prime rate plus 3% per annum accruing on daily basis on the outstanding principal amount of the consideration.

SECURITY

The obligation of payment of consideration by Yass Pacific is secured by the Share Charge to be executed immediately after Completion. The Vendor shall be entitled to enforce the Share Charge upon the occurrence of, among other things, default in payment under the Sale and Purchase Agreement.

GUARANTEE

The performance of the obligations of Wealthy Century under the Sale and Purchase Agreement is guaranteed by the Company, and the performance of the obligations of Yass Pacific under the Sale and Purchase Agreement is guaranteed by Mr. Ko and secured by the Share Charge.

COMPLETION

Pursuant to the Sale and Purchase Agreement, Completion is expected to take place on or about 24 April, 2003.

INFORMATION ON WIDE OCEAN

Wide Ocean, a company incorporated in the British Virgin Islands on 16 November, 2000, is an investment holding company. Wide Ocean's subsidiaries are principally engaged in import, export, production, sales and distribution of stone, marble and granites. As at today's date, the total issued share capital of Wide Ocean comprises 10,000 shares of US$1.00 each of which 50.07% is owned by Wealthy Century and 49.93% is owned by Yass Pacific.

According to Wide Ocean's unaudited consolidated management accounts for the year ended 31 December, 2002, the unaudited consolidated net profits before and after taxation of Wide Ocean were HK$7,583,687 and HK$6,001,666 respectively and that its unaudited consolidated net tangible assets as at 31 December, 2002 were HK$372,166,673.

The unaudited consolidated net profits before and after taxation of Wide Ocean for the year ended 31 December 2001 were both HK$3,850,348.

REASONS FOR THE DISPOSAL

The Group is principally engaged in property development, property investments, hotel and infrastructure investments and telecommunications business, primarily in Hong Kong and the PRC. In view of keen competition in the building materials industry and that the selling prices of marbles and granites have been continuously under pressure, the Directors consider that the Disposal represents a good opportunity to realise its investment in Wide Ocean. The Group plans to apply the proceeds of the Disposal for use in the general working capital of the Group.

GENERAL

Wealthy Century, an indirect wholly-owned subsidiary of the Company, is an investment holding company and its sole assets are the Shareholder's Loan and its 50.07% interest in the issued share capital of Wide Ocean.

Wide Ocean is owned as to 50.07% by Wealth Century and 49.93% by Yass Pacific. Mr. Ko is the sole beneficial owner of Yass Pacific. Apart from the foregoing, Mr. Ko and Yass Pacific are independent of and not connected with the directors, chief executive or substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules).

Since Wealthy Century is an indirect wholly-owned subsidiary of the Company and Wide Ocean is a non wholly-owned subsidiary of Wealthy Century, Yass Pacific is a connected person of the Company by virtue of its being a substantial shareholder of Wide Ocean. Accordingly, the Sale and Purchase Agreement constitutes a connected transaction under Rule 14.23(1) of the Listing Rules. As the consideration for the Disposal represents less than 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts for the year ended 30 June, 2002, shareholders' approval of the Disposal is not required. Details of Disposal will be included in the next published annual report and accounts of the Company.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Additional Amount(s)"	the additional amount to be paid by Yass Pacific as provided for in the Sale and Purchase Agreement, details of which are shown under the paragraph headed "Additional Amount" of this announcement
"Company"	New World Development Company Limited, a company incorporated in Hong Kong, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Completion"	completion of the Disposal
"Directors"	the directors of the Company
"Disposal"	the disposal of 50.07% of the issued shares in Wide Ocean and the disposal of the Shareholder's Loan by Wealthy Century as contemplated under the Sale and Purchase Agreement
"Disposal Shares"	5,007 shares of US$1.00 each representing 50.07% of the issued share capital of Wide Ocean, currently held by Wealthy Century
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Ko"	Mr. Ko Chung Lun, a director of Wide Ocean and the sole beneficial owner of Yass Pacific
"PRC"	The People's Republic of China
"Sale and Purchase Agreement"	agreement dated 26 March, 2003 entered into between (i) Wealthy Century, (ii) the Company, (iii) Yass Pacific, (iv) Mr. Ko in relation to the disposal of 50.07% issued shares in Wide Ocean
"Share Charge"	the share charge deed over 5,007 issued shares in Wide Ocean beneficially owned by Yass Pacific as a result of the Completion representing 50.07% of the issued share capital of Wide Ocean to be executed immediately after Completion by Yass Pacific and Wide Ocean in favour of Wealthy Century
"Shareholder's Loan"	the aggregate principal and interest amount of the loans advanced by Wealthy Century in the amount of HK$10,418,179 to Wide Ocean and/or its subsidiaries as at 15 September, 2002
"Wealthy Century"	Wealthy Century Group Limited, a company incorporated in the British Virgin Islands, is an indirect wholly-owned subsidiary of the Company and the vendor in the Sale and Purchase Agreement
"Wide Ocean"	Wide Ocean Investments Limited, a company incorporated in the British Virgin Islands, is 50.07% owned by Wealthy Century
"Yass Pacific"	Yass Pacific Corporation, a company incorporated in the British Virgin Islands, is the purchaser in the Sale and Purchase Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the People's Republic of China
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

Hong Kong, 26 March, 2003